SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

C.N.P.J./M.F. no. 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MANAGEMENT PROPOSAL

Extraordinary General Shareholders’ Meeting

October 7, 2020

TABLE OF CONTENTS

Management Proposal	2

Restricted Share Plan (ANNEX I)	3

Stock Option Plan (ANNEX II)	12

Description of the Restricted Share Plan, pursuant to Article 13 of ICVM 481 (ANNEX III)	22

Description of the Stock Option Plan, pursuant to Article 13 of ICVM 481 (ANNEX IV)	27

1

MANAGEMENT PROPOSAL FOR EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF OCTOBER 7, 2020

The management of GOL Linhas Aéreas Inteligentes S.A. (the “Company”), pursuant to Law No. 6404 of December 15, 1976 and Instruction No. 481 of December 17, 2009 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”) (“ICVM 481”), submits to the Company’s shareholders this proposal for the agenda of the Extraordinary General Shareholders’ Meeting to be held, on first call, on October 7, 2020, at 10 a.m., to resolve on: (i) approval of the Restricted Shares Plan, as set forth in Annex I; (ii) approval of the Stock Option Plan, as set forth in Annex II; and (iii) ratify the acts performed by the Company’s management in relation to items “I” and “ii”.

In compliance with Article 13 of ICVM 481, management’s proposal includes Annex III and Annex IV, relating to the Restricted Shares Plan and the Stock Option Plan, respectively.

Management’s proposal is available at the Company’s head office, on its Investor Relations website (http://www.voegol.com.br/ri) and on the websites of the B3 (www.b3.com.br) and the CVM (www.cvm.gov.br).

São Paulo, September 18, 2020.

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF N. 06.164.253/0001-87

NIRE 35.300.314.441

ANNEX I

LONG-TERM INCENTIVE PLAN - RESTRICTED SHARE PLAN

This Long-Term Incentive Plan - Restricted Share Plan is governed by the provisions below and by the applicable law.

1	DEFINED TERMS
1.1	The words and expressions below, when used with initials in capital letters, will have the following meanings assigned to them:
"Share"	means any and all preferred share issued by the Company.
"Restricted Share"	means the preferred share issued by the Company to be granted to the Participants, subject to the conditions established in this Plan and in the respective Contracts.
"General Meeting"	means any and all general meetings of shareholders of the Company.
"“B3”	means B3 S.A. – Brasil, Bolsa, Balcão.
"Management Committee"	means the Company's people management and corporate governance committee or other specific committee that may be created by the Board of Directors to replace it, with powers and assignments granted to advise the Board of Directors in the management, implementation and/or coordination of the Plan.
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"Internal Evaluation Committee"	means the non-statutory committee of the Company.
"Company"	means Gol Linhas Aéreas Inteligentes S.A.
"Board of Directors"	means the Board of Directors of the Company.
"Contract"	means each Restricted Share Award Contract to be entered into individually with each Participant of this Plan.
"Grant date"	means, unless otherwise expressly provided for in the Contract, the date on which the Board of Directors determines the number of Restricted Share to be granted to the Participants.
"CVM (Exchange and Securities Commission) Instruction 567"	means CVM Instruction No. 567, of September 17, 2015, as amended or any other that may replace it.
"For Cause"	means the violation of the duties and responsibilities of the managers provided for in the applicable legislation, in the Company's bylaws and in this Plan, as well as those provided for in the labor legislation, in the event the Participant is an employee of the Company.
"Grants in Force"	means the grants granted to the Participants for the receipt of Restricted Share, for which the Grace Period has not yet elapsed.
"Participants"	means the Eligible Persons determined by the Internal Evaluation Committee and approved Management Committee to participate in this Plan.
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"Grace Period"	means the grace period of three (3) years counted from the Grant date, after which the Participant acquires the right to become holder of the Restricted Share and the Company shall be obliged to transfer to the Participant the Restricted Share, according to the conditions approved by the Board of Directors or Management Committee and established in each Contract.
"Eligible Persons"	means those persons who may be approved as Participants, provided that they act as Chairman, Vice Chairman, Executive Officers, Directors, Managers and Advisors in the Company or in a company under its control, as suggested by the Internal Evaluation Committee and approved by the Management Committee.
"Plan"	means this Long-Term Incentive Plan - Restricted Share Plan.
"Stock Option Plan"	means the Long-Term Incentive Plan - Stock Option, approved by the Company's General Meeting of [•].
"Stock Options"	means the stock options granted by the Company as established in the Stock Option Plan.

2	CONCEPT AND PURPOSE
2.1	The Company has developed the Long Term Incentive Plan as part of the [compensation structure and as an incentive to increase the performance and permanence in the Company of the Participants, since, subject to compliance with certain conditions to be established by the Company, by the Board of Directors or by the Management Committee, the Participants will be entitled to receive a combination of Restricted Share and Stock Options.
2.2	The purpose of this Restricted Share Plan is: (i) to establish rules so that Participants may receive Restricted Share in a non-onerous manner; (ii) to increase the long-term alignment of the interests of the Participants with the interests of the shareholders, broadening the sense of ownership, commitment and generation of value of the Participants through the concept of investment and risk; and (iii) to strengthen the incentives for permanence and long-term stability of the Participants, within the context of a publicly-held company.
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3	PLAN MANAGEMENT
3.1	The Plan will be managed by the Management Committee, respecting the guidelines of the Board of Directors.
3.2	The Management Committee may be advised by one or more Company employees or managers, as well as by the Internal Evaluation Committee, as it deems necessary, for the perfect performance of its tasks.
3.3	Subject to the general conditions of the Plan and the guidelines set by the Board of Directors, the Management Committee shall have broad powers to take all necessary and appropriate measures for the management of the Plan, including:
3.3.1	approving the Plan Participants, among the Eligible Persons chosen by the Internal Evaluation Committee, and approve the grant of Restricted Share in their favor, establishing all the respective conditions, as well as the modification of such conditions when necessary or convenient;
3.3.2	approving the Contract to be entered into between the Company and each of the Participants;
3.3.3	resolving doubts regarding the interpretation of the general rules set out in this Plan;
3.3.4	suggesting amendments to this Plan to the Board of Directors for approval by the General Meeting.
3.3.5	approving the transfer of treasury stock issued by the Company to which the Participants are entitled under this Plan.
3.4	The resolutions of the Management Committee will be subject to ratification by the Board of Directors. Omissions shall be regulated by the Board of Directors, which shall consult the General Meeting when it deems appropriate.
3.5	In exercising their powers, the Board of Directors and the Management Committee shall be subject to the limits established by law, in the regulations of the Securities and Exchange Commission and in this Plan, being hereby established that the Board of Directors or the Management Committee may grant differentiated treatment to Participants that are in a similar situation, and they shall not in any way be obliged, by any rule of isonomy or analogy, to extend the same conditions to each Participant if, in accordance with their discretionary powers, they decide to grant differentiated treatment or understand that certain terms or conditions are applicable only to a group of, or a particular Participant, regardless of the position held or relationship with the Company.
6

3.6	Notwithstanding the provisions of this item 3, no decision of the Board of Directors or of the Management Committee may, except for the adjustments allowed by the Plan, and any adaptations that may be made as a result of changes implemented in the relevant legislation: (i) increase the total limit of share that may be granted, as provided for in the item 6; and/or (ii) alter or prejudice the rights or obligations of the Participants with which Contracts have already been entered into, without their prior consent, in respect of payments in Share under the Plan.
4	PARTICIPANTS
4.1	Subject to the approval of the Management Committee, the Participants in favor of which Restricted Share will be granted, as well as the respective limits of grant, restrictions and possible penalties, shall be defined by the Internal Evaluation Committee on an annual basis or whenever it deems convenient.
4.2	No Eligible Person shall have, at any time, the assured, acquired or guaranteed right to be selected to participate in the Plan, the electivity of each being a discretionary right of the Board of Directors or the Management Committee.
4.3	Nothing in this Plan shall be construed as constituting rights for Participants other than those inherent in the Restricted Share (subject to the terms of the respective grants and conditions previously established and defined in the respective Contracts), nor shall it confer rights on Participants with respect to the guarantee of permanence as an employee and/or manager of the Company, or in any way interfere with the right of the Company, subject to the legal conditions and those of the management or employment agreement (in the case of Participants under the Bylaws with no employment relationship), to terminate at any time the relationship with the Participant or to remove the Participant from the management position.
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5	RESTRICTED SHARE AWARD CONTRACT
5.1	The Management Committee shall establish the terms and conditions of each Contract to be entered into between the Company and each Participant, subject to the terms and conditions of this Plan.
5.1.1	The Management Committee, subject to the approval of the Board of Directors, may subject the grant of grants to certain conditions, as well as impose restrictions on the transfer of Restricted Share to which the Participants are entitled, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Participant of the Restricted Share.
5.2	Unless otherwise resolved by the Management Committee or the Board of Directors, the grant of Restricted Share shall take place in April of each calendar year.
5.3	The Company's obligation to transfer Restricted Share under this Plan within 10 (ten) days of the end of the Grace Period is:
5.3.1	subject to the completion of a Contract with each Participant; and
5.3.2	unless otherwise resolved by the Management Committee or by the Board of Directors, subject to the continuity of the administrator and/or employment relationship, as the case may be, of each Participant with the Company until the end of the applicable Grace Period, observing the cases of leave listed in item 9 below.
5.4	The execution of the Contract shall imply the express and irrevocable acceptance by the Participant of all the terms of the Plan, which it undertakes to fully and completely comply with.
5.5	Until the date on which ownership of the Restricted Share is effectively transferred to the Participants pursuant to this Plan, the Participants shall not have any of the rights and privileges of a shareholder of the Company with respect to such Restricted Share.
6	QUANTITATIVE LIMIT
6.1	The maximum number of Restricted Share that may be granted under this Plan, in addition to the stock options granted under the Stock Options Plan, shall be limited to a total number of stock that does not exceed 5% of the total capital stock of the Company on this date ("Maximum Number of Stock").
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6.1.1	The Maximum Number of Share may be changed in the event of a change in the number, type and class of share of the Company, as a result of a merger, share split, bonus or conversion of share. In the occurrence of any of the aforementioned events, the Management Committee or the Board of Directors shall be responsible for assessing the need for adjustments to the Plan in order to avoid distortions and losses to the Company and the companies controlled by it or the Participants.
6.2	In order to satisfy the receipt of the Restricted Share under the Plan, the Company, subject to the applicable law and regulation, will transfer share held in treasury, by means of private operation, under the terms of CVM Instruction 567.
6.2.1	Alternatively, should the Company not have enough treasury share at each acquisition date of the rights related to the Restricted Share to satisfy the receipt of the Restricted Share by the respective Participants, the Company, as decided by the Board of Directors or the Management Committee, may choose to defer delivery for up to 30 (thirty) days to acquire the necessary share in the market or, further, adopt other substitute or complementary measures.
6.3	No fraction of Share will be transferred or issued under this Plan or as a result of any adjustments made to the Plan.
6.4	The Participants shall undertake in the Contract the obligation to comply with the applicable legislation and other policies of the Company for trading the Restricted Share, upon their receipt.
7	RESTRICTED SHARE CONCESSION PRICE
7.1	The grant of the Restricted Share shall be free of charge to the Participants, provided that the terms and conditions of this Plan and the rules contained in each Contract are observed.
8	CORPORATE CHANGES
8.1	In the event of merger, consolidation, spin-off or reorganization of the Company, the Management Committee or the Board of Directors may, at its discretion, adopt an alternative or combined form:
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8.1.1	The anticipation of the Grace Periods, so that the Restricted Share can be immediately received by the Participants, with the subsequent termination of this Plan;
8.1.2	The end of the Plan with the extinction of the Grants in Force;
8.1.3	The adoption of the Plan by the successor company, if applicable, subject to approval at the successor company 's General Meeting.
8.2	In case of cancellation of registration as a publicly held company, dissolution and liquidation of the Company, the Plan and the Grants in Force will be automatically extinguished.
8.3	In the event of a change in the Company's control, if the Plan is discontinued and it is not replaced by a plan with a fair concession value equivalent to at least 2/3 of the fair value of this Plan and a grace period of no more than 1 (one) year, there will be an acceleration of the respective Grace Periods of the concessions carried out, with the consequent receipt of the respective Restricted Stock .
9	HYPOTHESIS OF LEAVING THE COMPANY, ASSIGNMENT OF POSITION, AND ITS EFFECTS
9.1	In the event of the Participant's leave:
9.1.1	For cause or at the initiative of the Participant, the rights relating to the Grants in Force conferred on it in accordance with the Plan shall be extinguished;
9.1.2	without Cause, at the Company's initiative, or upon elimination of an eligible position provided in the Plan, the Participant shall be entitled to receive Restricted Shares in an amount proportional to the Grace Period effectively elapsed in relation to each grant, receiving the shares within ninety (90) days after leaving the company;
9.1.3	due to death or permanent disability, the legal successors of the Participant shall be entitled to receive Restricted Share in an amount proportional to the Grace Period effectively elapsed in relation to each grant, receiving the share within 90 (ninety) days from the date of leave;
9.1.4	As a result of retirement, the grants in force will immediately become extinct;
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9.2	In any case, the rights relating to the Restricted Share already delivered to the Participants or to the grant of Restricted Share whose Grace Period has already elapsed shall not be prejudiced.
10	DELIMITATION OF PARTICIPANTS' RIGHTS
10.1	No Participant shall have any of the rights and privileges of a shareholder of the Company, including the receipt of dividends, interest on equity and other proceeds, or preemptive rights in capital increases, until the effective date of transfer of the Restricted Share.
11	EFFECTIVE DATE AND TERMINATION OF PLAN
11.1	The Plan shall come into force on the date of its approval by the General Meeting of the Company and shall remain in force for a period of four (4) years, or until (i) it is expressly terminated by resolution of the General Meeting or of the Board of Directors; or (ii) it is terminated due to the other events expressly provided for in this Plan; or yet (iii) the Maximum Number of Share is reached (i.e. with the effective delivery of all the Restricted Share object of the respective Contract entered into with each Participant).
11.2	The Management Committee or the Board of Directors, in the interest of the Company and its shareholders, may also suspend the Plan or review its conditions, provided that they do not change the respective basic principles, especially with regard to the Maximum Number of Share approved by the General Meeting.
12	COMPLEMENTARY PROVISIONS
12.1	The rights and obligations arising from the Plan and Contracts are of a very personal nature and cannot be assigned or transferred to third parties, in whole or in part, or given in guarantee of obligations, without the prior written consent of the Company.
12.2	Any Restricted Share granted under the Plan shall be subject to all terms and conditions set forth herein, terms and conditions which shall prevail in the event of inconsistency with the provisions of any contract or document mentioned in this Plan.

***

11

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF N. 06.164.253/0001-87

NIRE 35.300.314.441

ANNEX II

LONG TERM INCENTIVE PLAN - STOCK OPTION PLAN

This Long-Term Incentive Plan - Stock Option Plan is governed by the provisions below and by the applicable law.

1	DEFINED TERMS
1.1	The words and expressions below, when used with initials in capital letters, will have the following meanings assigned to them:
"Stock"	means any and all preferred stock issued by the Company.
"Restricted Stock"	means the preferred stock issued by the Company to be granted to the Participants, subject to the conditions established in the Plan and in the respective Contracts.
"General Meeting"	means any and all general meetings of shareholders of the Company.
"“B3”	means B3 S.A. – Brasil, Bolsa, Balcão.
"Management Committee"	means the Company's people management and corporate governance committee or other specific committee that may be created by the Board of Directors to replace it, with powers and assignments granted to advise the Board of Directors in the management, implementation and/or coordination of the Plan.
12

"Internal Evaluation Committee"	means the non-statutory committee of the Company.
"Company"	means Gol Linhas Aéreas Inteligentes S.A.
"Board of Directors"	means the Board of Directors of the Company.
"Contract"	means each Option Grant Agreement to be entered into individually with each Participant of this Plan.
"Grant date"	means, unless otherwise expressly provided for in the Agreement, the date on which the Board of Directors determines the number of Options to be granted to Participants.
"CVM (Exchange and Securities Commission) Instruction 567"	means CVM Instruction No. 567, of September 17, 2015, as amended or any other that may replace it.
"For Cause"	means the violation of the duties and responsibilities of the managers provided for in the applicable legislation, in the Company's bylaws and in this Plan, as well as those provided for in the labor legislation, in the event the Participant is an employee of the Company.
"Stock Options"	means the stock options granted by the Company under this Plan.
"Participants"	means the Eligible Persons determined by the Internal Evaluation Committee and approved Management Committee to participate in this Plan.
"Eligible Persons"	means those persons who may be approved as Participants, provided that they act as President, Vice President, Executive Officers, Directors, Executive Managers, Managers and advisors
13

"Plan"	means this Long-Term Incentive Plan - Stock Option.
"Restricted Actions Plan"	means the Long-Term Incentive Plan - Restricted Actions Plan, approved by the Company's General Meeting of [•].
"Exercise Price"	means the price to be paid by the Participant to the Company in payment for the Stock it acquires as a result of exercising his/her Options.

2	CONCEPT AND PURPOSE
2.1	The Company has developed the Long Term Incentive Plan as [part of the compensation structure and as an incentive to increase the performance and permanence in the Company of the Participants, since, subject to compliance with certain conditions to be established by the Company, by the Board of Directors or by the Management Committee, the Participants will be entitled to receive Stock Options and Restricted Stock.
2.2	The purpose of this Plan, implemented under the terms of art. 168, paragraph 3 of Law No. 6404 of December 15, 1976, is: (i) to establish rules for Participants to receive Options; (ii) to increase the long-term alignment of the Participants' interests with the interests of the shareholders, broadening the Participants' sense of ownership, commitment and generation of value through the concept of investment and risk; and (iii) to strengthen the incentives for permanence and long-term stability of the Participants, within the context of a publicly-held company.
3	PLAN MANAGEMENT
3.1	The Plan will be managed by the Management Committee, respecting the guidelines of the Board of Directors.
3.2	The Management Committee may be advised by one or more Company employees or managers, as well as by the Internal Evaluation Committee, as it deems necessary, for the perfect performance of its tasks.
3.3	Subject to the general conditions of the Plan and the guidelines set by the Board of Directors, the Management Committee shall have broad powers to take all necessary and appropriate measures for the management of the Plan, including:
14

3.3.1	approving the Plan Participants, among the Eligible Persons chosen by the Internal Evaluation Committee, and approve the grant of Stock Options in their favor, establishing all the respective conditions, as well as the modification of such conditions when necessary or convenient;
3.3.2	approving the Agreement to be entered into between the Company and each of the Participants;
3.3.3	resolving doubts regarding the interpretation of the general rules set out in this Plan;
3.3.4	suggesting amendments to this Plan to the Board of Directors for approval by the General Meeting.
3.3.5	approving the issuance of new preferred stock, within the limit of authorized capital, to satisfy the exercise of Options by the Participant or the disposal of treasury stock for the same purpose.
3.4	The resolutions of the Management Committee shall be subject to ratification by the Board of Directors. Omissions shall be regulated by the Board of Directors, which shall consult the General Meeting when it deems appropriate.
3.5	In exercising their powers, the Board of Directors and the Management Committee shall be subject to the limits established by law, in the regulations of the Securities and Exchange Commission and in this Plan, being hereby established that the Board of Directors or the Management Committee may grant differentiated treatment to Participants that are in a similar situation, and they shall not in any way be obliged, by any rule of isonomy or analogy, to extend the same conditions to each Participant if, in accordance with their discretionary powers, they decide to grant differentiated treatment or understand that certain terms or conditions are applicable only to a group of, or a particular Participant, regardless of the position held or relationship with the Company.
3.6	Notwithstanding the provisions of this item 3, no decision of the Board of Directors or of the Management Committee may, except for the adjustments allowed by the Plan, and any adaptations that may be made as a result of changes implemented in the relevant legislation: (i) increase the total limit of the stock that may be granted, as provided for in the item 6; and/or (ii) alter or prejudice the rights or obligations of the Participants with which Contracts have already been entered into, without their prior consent, in respect of Stock Options granted under the Plan.
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4	PARTICIPANTS
4.1	Subject to the approval of the Management Committee, the Participants in favor of which Stock Options will be granted, as well as the respective limits of granting, restrictions and eventual penalties, shall be defined by the Internal Evaluation Committee on an annual basis or whenever it deems convenient.
4.2	No Eligible Person shall have, at any time, the assured, acquired or guaranteed right to be selected to participate in the Plan, the electivity of each being a discretionary right of the Board of Directors or the Management Committee.
4.3	Nothing in this Plan shall be construed as constituting rights for Participants other than those inherent in the Stock Options (subject to the terms of the respective grants and conditions previously established and defined in the respective Contracts), nor shall it confer rights on Participants with respect to the guarantee of permanence as an employee and/or manager of the Company, or in any way interfere with the right of the Company, subject to the legal conditions and those of the management or employment agreement (in the case of statutory Participants with no employment relationship), to terminate at any time the relationship with the Participant or to remove the Participant from the management position.
5	STOCK OPTION GRANT CONTRACT
5.1	The Management Committee shall establish the terms and conditions of each Contract to be entered into between the Company and each Participant, subject to the terms and conditions of this Plan.
5.1.1	The Management Committee, subject to the approval of the Board of Directors, may subject the grant of Stock Options to certain conditions, as well as impose restrictions on the transfer of subscribed Stock upon exercise of the Stock Options, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Participant of the Stock arising from the exercise of the Stock Options.
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5.2	Unless otherwise resolved by the Management Committee or the Board of Directors, the grant of Options to Participants shall take place in April of each calendar year.
5.3	The grant and exercise of the Options in the form of this Plan is:
5.3.1	subject to the conclusion of a Contract with each Participant; and
5.3.2	unless otherwise resolved by the Management Committee or by the Board of Directors, subject to the continuity of the management and/or employment relationship, as the case may be, of each Participant with the Company until the end of the applicable Grace Period, observing the cases of leave listed in item 9 below.
5.4	The execution of the Agreement shall imply the express and irrevocable acceptance by the Participant of all the terms of the Plan, which it undertakes to fully and completely comply with.
5.5	Until the date on which the Stock resulting from the exercise of the Stock Options are effectively transferred to the Participants pursuant to this Plan, the Participants shall not have any of the rights and privileges of a shareholder of the Company with respect to such Stock.
6	EXERCISE OF OPTIONS
6.1	Without prejudice to the other terms established in the respective Contracts, the Options shall become exercisable for the period between the Grant Date and the dates specified below ("Vesting Period"):
6.1.1	Twenty percent (20%) of the Options may be exercised after the 1st anniversary of the Grant date;
6.1.2	Twenty percent (20%) of the Options may be exercised after the 2nd anniversary of the Grant date;
6.1.3	30% (thirty percent) of the Options may be exercised after the 3rd anniversary of the Grant date;
6.1.4	30% (thirty percent) of the Options may be exercised after the 4th anniversary of the Grant date.
6.2	The Participant wishing to exercise his/her Stock Option shall notify the Company of his/her intention to do so by means of a written letter addressed to the Company's Human Resources Department, indicating the number of Stock Options his/her wishes to exercise.
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6.3	Stock Options not exercised within the periods and conditions stipulated in the Contract shall be considered automatically extinguished, without indemnification, subject to the maximum term of validity of the Stock Options.
7	EXERCISE PRICE
7.1	The Exercise Price of the Stock Options to be granted in the calendar year shall be calculated based on the average price, weighted by volume, of the stock of the same type recorded on the trading sessions for the 36 (thirty-six) months preceding the Grant date.
7.2	The exercise price of the Options shall be paid by the Participants in cash, in currency or, exceptionally, under other conditions determined by the Management Committee, subject to the minimum realization provided for by law in the case of issuance of new stock.
8	QUANTITATIVE LIMIT
8.1	The maximum number of Options that may be granted under this Plan in addition to the Stock granted under the Restricted Stock Plan shall be limited to a total number of stock that does not exceed 5% of the Company's total capital stock on this date ("Maximum Number of Stock").
8.1.1	The Maximum Number of Stock may be changed in the event of a change in the number, type and class of stock of the Company, as a result of a merger, split, bonus or conversion of stock. In the occurrence of any of the aforementioned events, the Management Committee or the Board of Directors shall be responsible for assessing the need for adjustments to the Plan in order to avoid distortions and losses to the Company and the companies controlled by it or the Participants.
8.2	Once the options have been exercised by the Participants, the corresponding Stock will be issued through an increase in the Company's capital. Stock options may also be offered to purchase stock held in treasury, in accordance with the provisions of CVM Instruction 567.
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8.3	No fraction of Stock will be transferred or issued under this Plan or because of any adjustments made to the Plan.
8.4	The Participants shall undertake in the Contract the obligation to comply with the applicable legislation and other policies of the Company for the trading of the Stock arising from the exercise of the Stock Options.
9	CORPORATE CHANGES
9.1	In the event of merger, consolidation, spin-off or reorganization of the Company, the Management Committee or the Board of Directors may, at its discretion, adopt an alternative or combined form:
9.1.1	The anticipation of the Vesting Periods set forth in Item 6, so that the Options may be exercised immediately by the Participants, with the subsequent termination of this Plan;
9.1.2	The end of the Plan with the extinction of the Options in force;
9.1.3	The adoption of the Plan by the successor company, if applicable, subject to approval at the successor company's General Meeting.
9.2	In case of cancellation of registration as a publicly held company, dissolution and liquidation of the Company, the Plan and the Options in force will be automatically extinguished.
10	HYPOTHESIS OF LEAVING THE COMPANY, ASSIGNMENT OF POSITION, AND ITS EFFECTS
10.1	In the event of the Participant's leave:
10.1.1for	cause or at the initiative of the Participant, the rights relating to all Stock Options granted to the Participant under the Plan shall be extinguished, including those relating to Options whose Vesting Term has elapsed;
10.1.2without	Cause, at the Company's initiative, or upon elimination of an eligible position provided in the Plan, the rights relating to the Stock Options granted under the Plan, whose Vesting Period has not elapsed, shall be extinguished and the Participant may exercise the Options whose Vesting Period has elapsed, within 90 (ninety) days from leaving the company;;
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10.1.3	due to death or permanent disability, the legal successors in of the Participant may, within 12 (twelve) months from the date of death or recognition of permanent disability, fully exercise the Stock Options whose Vesting Period has elapsed, as well as the other Stock Options according to the Vesting Period actually elapsed in relation to each grant;
10.1.4As	a result of retirement, all Stock Options for which the Vesting Term has not passed shall immediately become void, regardless of prior notice or indemnification, and Stock Options for which the Vesting Term has passed shall be exercised up to ninety (90) days from retirement;
10.2	In any event, the rights relating to the Stock received by the Participant by virtue of Stock Options previously exercised shall not be prejudiced.
11	DELIMITATION OF PARTICIPANTS' RIGHTS
11.1	No Participant shall have any of the rights and privileges of a shareholder of the Company, including the receipt of dividends, interest on equity and other proceeds, or preemptive rights in capital increases, until the effective date of transfer of the Stock arising from the exercise of the Stock Options.
12	EFFECTIVE DATE AND TERMINATION OF THE PLAN
12.1	The Plan shall come into force on the date of its approval by the General Meeting of the Company and shall remain in force for a period of four (4) years, or until (i) it is expressly terminated by resolution of the General Meeting or of the Board of Directors; or (ii) it is terminated due to the other events expressly provided for in this Plan; or (iii) the Maximum Number of Stock is reached (i.e. with the effective delivery of the totality of Stock object of the respective Agreement entered into with each Participant).
12.2	The Management Committee or the Board of Directors, in the interest of the Company and its shareholders, may also suspend the Plan or review its conditions, provided that they do not alter the respective basic principles, especially with regard to the Maximum Number of Stock approved by the General Meeting.
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13	COMPLEMENTARY PROVISIONS
13.1	The shareholders, under the terms of Article. 171, paragraph 3 of Law 6404/76 shall not have preemptive rights in the acquisition of Stock arising from the exercise of the Options.
13.2	The rights and obligations arising from the Plan and Contracts are of a very personal nature and cannot be assigned or transferred to third parties, in whole or in part, or given in guarantee of obligations, without the prior written consent of the Company.
13.3	Any Option granted under the Plan is subject to all terms and conditions set forth herein, terms and conditions which shall prevail in the event of inconsistency with the provisions of any contract or document mentioned in this Plan.
13.4	The Company shall promote the withholding of any taxes applicable under the Brazilian tax legislation, deducting from the number of Stocks delivered to the Participant the amount equivalent to the taxes withheld.

***

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF N. 06.164.253/0001-87

NIRE 35.300.314.441

ANNEX III

PROPOSAL FOR APPROVAL OF THE
LONG-TERM INCENTIVE PLAN - RESTRICTED SHARE PLAN

(pursuant to article 13, of CVM Instruction 481/2009)

1	Provide a copy of the proposed plan

A copy of the Long-term Incentive Plan - Restricted Share Plan ("Plan") proposed is in the Annex I of this Administration Proposal.

2	Inform the main characteristics of the proposed plan, identifying
(a)	potential beneficiaries

Eligible Persons determined by the Internal Evaluation Committee may be elected as Plan participants and the Company's Management Committee may be approved to participate in the Plan. For the purposes of the Plan, Eligible Persons are those persons who hold the office of President, Vice President, Executive Officers, Directors, Managers and Consultants in the Company or in a company under its control ("Participants").

(b)	Maximum number of Options to be granted

Not applicable. The Plan does not provide for the granting of options.

(c)	Maximum number of shares covered by the plan

The maximum number of preferred shares issued by the Company that may be granted under the Plan ("Restricted Shares")in addition to the options granted under the Stock Option Plan (to be approved together with the Restricted Share Plan) will be limited to a total number of shares that does not exceed 5% of the Company's total capital stock on the date the plans are approved ("Maximum Number of Shares").

(a)	Conditions of purchase
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The granting of Restricted Shares under the Plan shall be carried out through the approval and execution of Restricted Shares Agreements ("Restricted Share Agreements") between the Company and the selected Participants. The Management Committee, subject to the approval of the Board of Directors, may subject the concession of grants to certain conditions, as well as impose restrictions on the transfer of Restricted Shares to which the Participants are entitled, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Participant of the Restricted Shares.

The delivery of Restricted Shares is subject to a grace period of 3 (three) years from the date of concession, according to conditions approved by the Board of Directors or Management Committee and established in each Contract ("GracePeriod").

(b)	Detailed criteria for setting the strike price

Not applicable. The Plan establishes that, when the Grace Period has elapsed, and provided that all the conditions established in the Plan and in the respective Restricted Shares Agreements have been met, the Restricted Shares shall be transferred by the Company to the Participant, without the payment of any price.

(c)	Criteria for setting the exercise period

There will be no exercise period, since no options will be granted.

(d)	Form of Settlement of Options

The Company's obligation to transfer Restricted Shares under the Plan, in up to 10 (ten) days from the end of the Grace Period, is: conditioned to the execution of a Restricted Shares Agreement with each of the Participants; and unless otherwise decided by the Management Committee or the Board of Directors, subject to the continuity of the employment and/or management relationship, as the case may be, of each Participant with the Company until the end of the applicable Grace Period.

Until the date on which ownership of the Restricted Shares is effectively transferred to the Participants pursuant to the Plan, the Participants shall not have any of the rights and privileges of a shareholder of the Company with respect to such Restricted Shares.

In order to satisfy the granting of Restricted Shares, under the terms of the Plan, the Company, subject to the applicable law and regulation, will transfer shares held in treasury, by means of private operation, at no cost to the beneficiaries, pursuant to CVM Instruction 567/2015. Alternatively, should the Company not have enough treasury shares at each acquisition date of the rights related to the Restricted Shares, it will not be able to satisfy the receipt of the Restricted Shares by the respective Participants, the Company, as decided by the Board of Directors or the Management Committee, may choose to defer delivery for up to 30 (thirty) days to acquire the necessary shares in the market or adopt other substitute or complementary measures.

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(e)	Criteria and events which, when verified, will cause the suspension, amendment or termination of the plan

The Plan shall enter into force on the date of its approval by the Company's General Meeting and shall remain in force for a period of 4 (four) years, or until (i) it is expressly terminated by resolution of the General Meeting or the Board of Directors; or (ii) it is extinguished because of the other assumptions expressly provided for in the Plan; or (iii) the Maximum Number of Shares is reached (i.e. with the effective delivery of the totality of the Shares object of the respective Agreement entered into with each Participant).

The Management Committee or the Board of Directors, in the interest of the Company and its shareholders, may also suspend the Plan or review its conditions, provided that they do not alter the respective basic principles, especially with regard to the Maximum Number of Shares approved by the General Meeting.

In the event of merger, consolidation, spin-off or reorganization of the Company, the Management Committee or the Board of Directors may, at its discretion, adopt an alternative or combined form:

(a)	The anticipation of the Grace Periods, so that the Restricted Shares can be immediately received by the Participants, with the subsequent termination of the Plan;
(b)	The end of the Plan with the extinction of the existing grants;
(c)	The adoption of the Plan by the successor company, if applicable, subject to approval by the General Meeting of the latter.

In case of cancellation of registration as a publicly-held company, dissolution and liquidation of the Company, the Plan and the grants in force will be automatically terminated.

In the event of a change in control of the Company, if the Plan is discontinued and it is not replaced by a plan with a fair concession value equivalent to at least 2/3 of the fair concession value of this Plan and a grace period of no more than 1 (one) Year over, there will be the acceleration of the respective Grace Periods of the concessions carried out, with the consequent receipt of the respective Restricted Shares.

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1	Justify the proposed plan by explaining:
(a)	the main objectives of the plan

The Plan is intended to: (i) establish rules so that Participants may receive Restricted Shares in a non onerous manner; (ii) increase the long-term alignment of the Participants' interests with the interests of the shareholders, broaden the Participants' sense of ownership, commitment and value generation through the concept of investment and risk; e (iii) strengthen the incentives for permanence and long-term stability of the Participants, within the context of a publicly traded company.

(b)	how the plan contributes to these objectives

By enabling employees, managers and consultants to become shareholders of the Company under potentially differentiated conditions, after the compliance with permanency conditions, they are expected to have strong incentives to remain in the Company and to effectively commit to long-term value creation, exercising its functions in a manner that integrates with the Company's interests, corporate objectives and growth plans, thus maximizing its profits.

(c)	How the plan fits into the company's remuneration policy

The proposed long-term incentive plan aims at monitoring market practices and offering fair benefits to Participants according to market standards and that meet the interests of the Company. The purpose of this plan is to strengthen long-term compensation, offering the possibility of even more attractive returns, and, on the other hand, requires a strong demonstration of commitment by the Participants in creating value for the Company and its shareholders.

In addition, the Plan contributes to the retention strategy of managers and employees of the Company and other controlled companies or that may be controlled, directly or indirectly, by the Company, according to eligibility criteria to be defined by the Board of Directors or Management Committee.

(d)	How the plan aligns the interests of the Beneficiaries and the company in the short, medium and Long-term
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The Plan aligns the interests of the Participants with those of the Company and the companies controlled by the Company, since the Participants have an additional incentive to implement short, medium and Long-term shares that generate value for the Company in the Long-term and that will be, therefore, reflected in the appreciation of the shares issued by the Company.

2	Estimate the company's expenses arising from the plan, in accordance with the accounting rules that deal with this matter

The expenses to be incurred under the Plan will be calculated in accordance with Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by CVM Resolution No. 650, of December 16, 2010 ("CPC10(R1)”), and depend on factors not yet known, such as the number of grants to be effectively made, the market value of the Company's shares at the time of each grant and the rate of evasion of the Plan.

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF N. 06.164.253/0001-87

NIRE 35.300.314.441

ANNEX IV

PROPOSAL FOR APPROVAL OF
SHARE-BASED COMPENSATION PLAN

(pursuant to article 13, of CVM Instruction 481/2009)

1	Provide a copy of the proposed plan

A copy of the Long-Term Incentive Plan - Stock Option ("Plan") proposed is in the Annex II of this Administration Proposal.

2	Inform the main features of the proposed plan, identifying
(a)	potential beneficiaries

Eligible Persons determined by the Internal Evaluation Committee may be elected as Plan participants and Management Committee approved to participate in the Plan. For the purposes of the Plan, Eligible Persons are those persons who hold the office of President, Vice President, Executive Officers, Executive Managers, Company Managers and Consultants ("Participants").

(b)	maximum number of options to be granted

The maximum number of Options that may be granted under the Plan, added to the Shares granted under the Plan Restricted Shares (to be approved together with the Option Plan) will be limited to a total number of shares that does not exceed 5% of the total capital stock of the Company to date ("Maximum Number of Shares").

(c)	maximum number of shares covered by the plan

See item "b" above.

(d)	conditions of purchase

The granting of Options under the Plan shall be carried out through the approval and execution of Options Grant Agreements ("Grant Agreements") between the Company and the selected Participants. The Grant Agreements shall establish the conditions for exercise by the Participants.

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The Management Committee, subject to the approval of the Board of Directors, may subject the granting of Options to certain conditions, as well as impose restrictions on the transfer of subscribed Shares upon exercise of the Options, and may also reserve to the Company repurchase options and/or preemptive rights in the event of disposal by the Participant of the Shares arising from the exercise of the Options.

(e)	detailed pricing criteria

The exercise price of Options ("Exercise Price") will be defined considering the average price, weighted by volume, of the shares of the same type of the Company registered in the trading sessions of B3 S.A. - Brazil, Stock Exchange, Balcão, relative to the 36 (thirty-six) months prior to the date of granting of Options.

(f)	criteria for setting the exercise period

The Exercise of Options will observe the grace period (vesting) described below:

i.	20% (twenty percent) of options may be exercised after the 1st anniversary of the date of granting of the Options;
ii.	20% (twenty percent) of options may be exercised after the 2nd anniversary of the date of granting of the Options;
iii.	30% (thirty percent) of options may be exercised after the 3rd anniversary of the date the Options were granted;
iv.	30% (thirty percent) of options may be exercised after the 4th anniversary of the date of granting of the Options.
(g)	method of settlement of options

After the grace period has expired (vesting) and any other conditions established in the Granting Agreements, the Options shall be exercised.

The exercise price of the Options shall be paid by the Participants in cash, in currency or, exceptionally, under other conditions determined by the Management Committee, subject to the minimum realization provided for by law in the case of issuance of new shares.

No Participant shall have any of the rights and privileges of a shareholder of the Company, including the receipt of dividends, interest on own capital and other proceeds, or preemptive rights in capital increases, until the effective date of transfer of the Shares arising from the exercise of the Options.

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Once the options have been exercised by the Participants, the corresponding Shares will be issued through an increase in the Company's capital. Options may also be offered to purchase shares held in treasury, in accordance with the provisions of CVM Instruction 567.

(h)	criteria and events which, when verified, will lead to the suspension, amendment or termination of the plan

The Plan shall enter into force on the date of its approval by the Company's General Meeting and shall remain in force for a period of 4 (four) years, or until (i) it is expressly terminated by resolution of the General Meeting or the Board of Directors; or (ii) it is extinguished because of the other assumptions expressly provided for in the Plan; or (iii) the Maximum Number of Shares is reached (i.e. with the effective delivery of the totality of the Shares object of the respective Agreement entered into with each Participant).

The Management Committee or the Board of Directors, in the interest of the Company and its shareholders, may also suspend the Plan or review its conditions, provided that they do not alter the respective basic principles, especially with regard to the Maximum Number of Shares approved by the General Meeting.

In the event of merger, consolidation, spin-off or reorganization of the Company, the Management Committee or the Board of Directors may, at its discretion, adopt an alternative or combined form:

(a)	The anticipation of the Vesting Periods, so that the Options can be exercised immediately by the Participants, with the subsequent termination of this Plan;
(b)	The end of the Plan with the extinction of the Options in force;
(c)	The adoption of the Plan by the successor company, if applicable, subject to approval at the latter's General Meeting.
29

In case of cancellation of registration as a publicly-held company, dissolution and liquidation of the Company, the Plan and the Options in force will be automatically extinguished.

3	Justify the proposed plan by explaining:
(i)	the main objectives of the plan

Establish a long-term incentive model, of a remunerative nature, which will allow the Company to align the interests of the Company and its shareholders with those of the Participants and to share risks and gains in an equitable manner between shareholders and Participants.

The Plan enables the Company's administrators and employees, elected to participate in the Plan, to become shareholders of the Company and capture the growth in the value of the share above the exercise price defined on the date of grant. With that, the Company believes that the Participants will be encouraged to remain in the Company with a focus on the appreciation of the Company's share and, consequently, on the maximization of profits for the Company's shareholders in the Long-term.

(a)	how the plan fits into the company's remuneration policy

The proposed long-term incentive plan aims at monitoring market practices and offering fair benefits to Participants according to market standards and that meet the interests of the Company. The purpose of this plan is to strengthen long-term compensation, offering the possibility of even more attractive returns, and, on the other hand, requires a strong demonstration of commitment by the Participants in creating value for the Company and its shareholders.

In addition, the Plan contributes to the retention strategy of managers and employees of the Company and other controlled companies or that may be controlled, directly or indirectly, by the Company, according to eligibility criteria to be defined by the Board of Directors or Management Committee.

(b)	how the plan aligns the interests of the beneficiaries and the company in the short, medium and long-term

The Plan aligns the interests of the Participants with those of the Company, since the Participants have an additional incentive to implement short, medium and long-term shares that generate value for the Company in the long-term and that will be, therefore, reflected in the appreciation of the shares issued by the Company.

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4	Estimate the company's expenses arising from the plan, in accordance with the accounting rules that deal with this matter

The expenses to be incurred under the Plan will be calculated in accordance with Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by CVM Resolution No. 650, of December 16, 2010 ("CPC10(R1)”), and depend on factors not yet known, such as the number of grants to be effectively made, the market value of the Company's shares at the time of each grant and the rate of evasion of the Plan.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.